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    EXHIBIT 5.1 TO SCC COMMUNICATIONS CORP. FORM 8-K FILED OCTOBER 17, 2000

                 SCC COMMUNICATIONS SIGNS DEFINITIVE AGREEMENT
                    TO ACQUIRE LUCENT PUBLIC SAFETY SYSTEMS

  Company Will Focus on Developing the Next Generation of Emergency Telephony
              To Meet Growing Needs of a Rapidly Changing Market

BOULDER, CO - October 17, 2000 - SCC Communications Corp. (Nasdaq: SCCX), a leader in enhanced emergency communications services, and Lucent Public Safety Systems today announced a definitive agreement under which SCC will acquire Lucent Public Safety Systems (LPSS), an internal venture of Lucent Technologies and a leading provider of 9-1-1 support hardware and software to the telecommunications market. SCC will issue approximately 6.1 million shares of common stock in the acquisition.

Based on the closing price of SCC common stock Friday, Oct. 13, the value of the transaction is approximately $40 million. As a result of the acquisition, Lucent will own approximately 35 percent of the common stock of SCC, which will continue to be headquartered in Boulder, Colorado. The transaction will not change the product and service choices between SCC and LPSS, and their respective customers. With the acquisition, however, SCC will integrate the management, expertise and technology of the two entities.

"Today SCC and LPSS provide unique products to different customer bases. Both have been pioneers in providing quality emergency-telecommunications products and services. The acquisition will combine our strengths and create a technology leader that will be better able to fill gaps in the delivery of emergency telephony," said George Heinrichs, CEO of SCC.

"The emergence of new and portable communications devices has created an urgent need to improve methods and protocols in order to maintain the high level of service Americans have come to expect from their emergency telephony providers," Heinrichs continued. "This acquisition will provide us with a national footprint that will allow us to offer a broader range of products and services for all telecommunications technologies.

"Further, as SCC continues to focus on the business of emergency telecommunications, this acquisition will give us additional technological expertise and resources to develop systems that ensure fast, quality responses to emergency calls from any communications device anywhere. We believe this will help create the foundation needed to open the 9-1-1 system to new entrants with new technology and speed the delivery of these new products and services to the market."

Bob Oliver, CEO of Lucent Public Safety Systems, added, "Given the magnitude of the communications challenges facing our public-safety service providers, we believe this transaction to be an important step towards designing, deploying and serving a 9-1-1 network for the future. We are excited about joining an industry leader like SCC. Together, SCC and Lucent Public Safety Systems will work on developing a generation of 9-1-1 that reaches more people in more locations, on a timely and accurate basis."

SCC anticipates that the acquisition will be accretive to earnings in the second half of 2001. The transaction is subject to the approval of the stockholders of SCC, to regulatory approval and to other customary closing conditions. If approvals are obtained and other closing conditions
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satisfied, the transaction is expected to be completed in December, 2000. After the acquisition, SCC expects to have approximately 17.5 million shares outstanding, including approximately 6.1 million newly issued shares that will be held by Lucent and an affiliate.

SCC has about 460 employees nationwide. SCC will retain a suburban Chicago location, where LPSS employs about 100 people. At this time, SCC has no plans for reductions in staff. The acquisition will likely generate new positions as the company moves forward in its development efforts.

SCC has provided public safety data-management products and services for 21 years, and has developed data management technology for new telecommunications devices such as wireless telephony and Private Branch Exchanges (PBX). SCC manages more than 95 million 9-1-1 records for incumbent local exchange carriers, competitive local exchange carriers, integrated communications carriers, wireless carriers and state and local governments. The company had 1999 revenue of $32.6 million, and revenue in the first half of 2000 of $19.9 million.

LPSS provides 9-1-1 supporting hardware and software technology, including the award-winning Palladium(TM) call center and data-management products. A number of leading telecommunications companies manage their 9-1-1 infrastructure with LPSS's hardware and software systems. In addition, LPSS products are used by public safety call centers across the nation to receive and respond to wireline and wireless E9-1-1 calls. As with other companies that sell hardware and software licenses and systems, revenues of LPSS are variable - a combination of monthly recurring revenues and one-time sales of very large systems.

Lucent's computer aided dispatch and records management system products are not included in the scope of the acquisition. These products will continue to be supported by 911 Data Systems, another unit of Lucent Technologies.

A Webcast will be held at 2:30pm MT today, October 17, 2000. To view the Webcast click the link on the SCC Web site at www.scc911.com
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About SCC Communications

SCC Communications, Corp. is the largest provider of 9-1-1 data management services to incumbent local exchange carriers (ILECs), competitive local exchange carriers (CLECs), integrated communications providers (ICPs) and wireless carriers in the United States. SCC currently manages the records for approximately 93.5 million wireline telephone subscribers, including 4.1 million CLEC subscribers, and more than 1.6 million revenue-generating wireless subscribers. The company also develops innovative, value-added information technology systems, software products and services for the location-based services market. To receive SCC press releases and company updates via e-mail, please register at the company's Web site: http://www.scc911.com.
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About Lucent Public Safety Systems

Lucent Public Safety Systems, an internal venture of Lucent Technologies, is headquartered in Lisle, Illinois. LPSS designs, builds and delivers a wide range of public safety communications systems and software, including database management systems, selective routing systems, public safety call center software and mapping applications and services. More than 100 million telephone subscribers are currently served by telephone carriers using LPSS database management and selective routing systems.
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Proxy Solicitations

SCC will file a proxy statement with the Securities and Exchange Commission in connection with the acquisition. Investors are advised to read the proxy statement when it becomes available because it will contain important information. Investors may obtain a free copy of the proxy statement (when available) and other documents filed by SCC with the SEC at the SEC's Web site (http://www.sec.gov). Free copies of the proxy statement (when available) and SCC's other filings with the SEC may also be obtained from SCC by contacting Michael Dingman, Jr. CFO of SCC.

The directors and executive officers of SCC may solicit proxies in person or by mail, telephone or telegraph. In addition, SCC may retain the services of a proxy solicitation firm to assist in the solicitation. Information regarding the identity of the persons who may, under the Securities and Exchange Commission's rules, be deemed to be participants in the solicitation of proxies from the stockholders of SCC in connection with the acquisition, and their interests in the solicitation (including holdings of SCC common stock), will be set forth in the proxy statement in connection with the acquisition. Certain information regarding the stockholdings of directors and executive officers of SCC is contained in the proxy statement delivered by SCC in connection with its 1999 annual meeting of stockholders, a copy of which may be obtained at the SEC's Web site or by Michael Dingman, Jr. CFO of SCC.

Safe Harbor Statement

The matters discussed in the second through eighth paragraphs of this press release include forward-looking statements that involve a number of risks and uncertainties. Actual results may vary significantly from SCC's expectations based on a number of factors, including (1) lengthy sales cycles associated with SCC's and LPSS's services and products, (2) reliance by SCC and LPSS on large contracts from a limited number of significant customers, (3) potential difficulties in integrating the personnel and operations of the two companies,
(4) continuing rapid change in the telecommunications market that may affect LPSS and SCC and its customers, (5) continuing demand for SCC's and LPSS's services and products, (6) market acceptance of new products and services introduced by SCC and LPSS, (7) SCC's and LPSS's ability to accurately predict its costs related to new products, and (8) additional factors described in SCC's Form 10-Q for the quarter ended June 30, 2000.